

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

James L. Kifer
President and Chief Executive Officer
CCCB Bancorp, Inc.
333 W. Main Street
Clarion, PA 16214

> **Re: CCCB Bancorp, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 2, 2020**
> **File No. 024-11167**

Dear Mr. Kifer :

  We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 2, 2020

General

1. We note that a vote by stockholders to approve the Reorganization is also a vote to approve the new Articles of Incorporation and Bylaws of CCCB Bancorp which will make more difficult a non-negotiated takeover, including supermajority voting requirements in connection with the approval of certain transactions and much greater limitations on the right of shareholders to bring matters before an annual meeting of shareholders. Please tell us how you determined that a separate vote regarding these changes was not required. Please also advise whether the Board has authority to amend the Bylaws without shareholder approval. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

2. We note you have not disclosed the information required by Item 11, Compensation of Directors and Executive Officers, and we note the concerns you raise in your letter. Please

revise to include. The disclosure requirements for Tier 1 companies are reduced to require only the annual compensation of the three highest paid persons who were executive officers or directors and the aggregate annual compensation of the issuer's directors and the disclosure may be provided as a group rather than per individual, specifying the total number of persons in the group. See Item 11(c).

Q-6: Why is The Bank Reorganizing Itself into a Holding Company Structure?, page 1

3.      Disclose whether there are any plans, arrangements or understandings to acquire new businesses, expand into new businesses, or otherwise conduct a business combination or fundamental change to products or services.

Questions and Answers About the Reorganization and The Bank Shareholders
Am I Entitled To Dissenters' rights?, page 3

4.      If there is a level of dissenters that would result in the Board terminating the Reorganization into a holding company structure, please disclose.

Indebtedness of Management, page 25

5.      We note disclosure that there are loans to management and that you seem not to have disclosed the information required by Item 13 of Form 1-A. Please provide the disclosure required by Item 13 of Form 1-A to describe briefly any transactions or any currently proposed transactions during the last two com-pleted fiscal years and the current fiscal year, to which CCCB Bancorp or any of its subsidiaries was or is to be a participant and the amount involved exceeds $50,000 and in which the listed persons have a material interest, including directors, executive officer, security holders and immediate family members, naming the person and stating his or her relationship to the issuer, the nature of the person's interest in the transaction and the amount of such interest or advise.

James L. Kifer
CCCB Bancorp, Inc.
March 27, 2020
Page 3

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance